Growth projects advance as Kinross third-quarter

revenue increases 23 per cent

Toronto, Ontario, November 7, 2007 – Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross”, “Kinross Gold” or the “Company”), today announced its unaudited results for the three and nine months ended September 30, 2007.

(This news release contains forward-looking information that is subject to the risk factors and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 14 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Third Quarter Highlights

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Production was 375,546 gold equivalent ounces in the third quarter of 2007, compared with 365,555 gold equivalent ounces for the same period last year. The Company expects 2007 annual production will be 1.6 million gold equivalent ounces versus the previously announced forecast of 1.65 million ounces.

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Revenue was $275.8 million in the third quarter, a 23% increase over the same period last year. The average realized gold price was $686 per ounce sold, as compared to an average realized gold price of $621 per ounce sold in the third quarter of 2006.

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Cost of sales per ounce[1] was $383 in the third quarter on sales of 402,895 gold equivalent ounces compared with cost of sales per ounce of $321 on sales of 359,827 gold equivalent ounces in the third quarter of 2006. The increase is due largely to industry-wide inflation in the cost of energy and other consumables, production and cost challenges at the Porcupine and Musselwhite operations, a production shutdown due to severe weather at the Maricunga operation, unfavourable currency exchange impacts, and increased price-based royalties at Round Mountain and Fort Knox. The Company expects the full-year cost of sales per ounce will be $355-365 versus the previously announced full-year forecast of $330-340 per ounce.

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Net earnings for the third quarter were $39.4 million, or $0.07 per share, compared with net earnings of $50.3 million, or $0.14 per share, in the same period last year. The year-over-year decrease in earnings per share is due largely to a 68% increase in the average number of shares outstanding.

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Cash flow from operating activities was $83.7 million in the third quarter of 2007 compared to $85.8 million for the corresponding period in 2006. The cash position was $292.5 million at September 30, 2007 compared to $154.1 million at December 31, 2006.

•	Capital expenditures totaled $185.2 million in the third quarter.
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On September 25, 2007, Kinross announced an asset swap agreement with Goldcorp Inc., which will substantially increase the Company’s ownership and control of its core mines, strengthen its strategic position in Chile, and reduce its overall cost of sales.

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Construction progressed well at Kupol and Paracatu, which remain on schedule to commence production in mid-2008, and at Buckhorn, which remains on schedule to begin production in the second half of 2008.

1.	Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

KINROSS GOLD CORPORATION	40 King Street West, 52nd Floor	TEL:	416-365-5123
Toronto, Ontario, Canada	FAX:	416-363-6622
www.kinross.com	M5H 3Y2	TOLL FREE:	866-561-3636

CEO commentary

Tye Burt, Kinross President and CEO, made the following comments in relation to the third-quarter 2007 results:

“We are pleased to record continued growth in production, revenue and earnings through the first nine months of 2007. Overall, our operations continue to perform well in a strong gold price environment. However, we are not immune to the cost pressures that affect our entire industry. Several factors had a negative impact on our costs and earnings in the third quarter, including production challenges at our Canadian joint ventures, weather and operating delays at our Maricunga mine in Chile, currency-related cost increases, and higher royalties due to a higher gold price.

“Going forward, our asset swap agreement with Goldcorp removes two of the higher cost operations from our portfolio and will significantly improve our cost profile, while increasing our ownership and operating control of our core mines.

“Most importantly, we made excellent progress at all projects during the quarter at our Paracatu, Kupol and Buckhorn projects, all of which remain on schedule. Together, these projects will increase Kinross’ production 60 per cent by 2009, the fastest growth rate of any major gold producer, while substantially lowering our costs and improving our overall margins.

“Our existing operations remain firmly focused on managing the industry-wide cost pressures we face today, with initiatives aimed at maximizing efficiencies and controlling costs, reducing energy consumption, and extending mine life.

“As shown by our recent agreement with Linear Gold to partner on the promising Ixhuatan exploration project, we continue to work aggressively to build on our growing reserve base to ensure future development and growth, both on our own and with joint venture partners.”

Summary of financial and operating results

	Three months ended September 30		Nine months ended September 30,
(dollars in millions, except per share and per ounce amounts)	2007	2006	2007	2006
Gold equivalent ounces — produced (a)	375,546	365,555	1,204,723	1,114,301
Gold equivalent ounces — sold (a)	402,895	359,827	1,219,611	1,135,152
Metal sales	$275.8	$223.6	$811.6	$674.2
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$154.4	$115.6	$431.0	$362.5
Accretion and reclamation expense	$3.1	$25.8	$9.1	$31.7
Depreciation, depletion and amortization	$33.5	$25.0	$100.2	$81.2
Operating earnings	$73.3	$60.8	$203.2	$156.3
Net earnings	$39.4	$50.3	$160.9	$124.8
Basic earnings per share	$0.07	$0.14	$0.30	$0.36
Diluted earnings per share	$0.07	$0.14	$0.29	$0.36
Cash flow from operating activities	$83.7	$85.8	$268.4	$200.8
Average realized gold price per ounce	$686	$621	$667	$593
Cost of sales per equivalent ounce sold (b)	$383	$321	$353	$319

(a)  Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first nine months of 2007 was 50.80:1, compared with 53.61:1 for the first nine months of 2006, and 53.56:1 for the third quarter of 2007 as compared to 53.12:1 for the third quarter of 2006.

(b) Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

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Revenue from metal sales increased 23% in the third quarter of 2007 over the second quarter of 2006 from $223.6 million to $275.8 million, primarily as a result of a 10% increase in the average realized gold price and a 12% increase in the number of ounces sold. The average realized gold price in the third quarter of 2007 was $686 per ounce, compared with $621 per ounce in the third quarter of 2006. The average spot price in the third quarter of 2007 was $680 per ounce, compared with $622 per ounce in the corresponding period in 2006.

In the third quarter of 2007, Kinross produced 375,546 gold equivalent ounces, which was 3% higher than the comparable quarter in 2006. The increase year-over-year can be attributed to additional production from the acquired Bema properties in Maricunga and Julietta, combined with production increases from Fort Knox, Paracatu, Musselwhite, and La Coipa. These increases were partially offset by declines in production at Round Mountain, Porcupine Joint Venture and Crixas.

Cost of sales was $383 per gold equivalent ounce for the third quarter of 2007, which represents an increase of 19% compared to the corresponding period in 2006. The increase in costs year-over-year can be attributed primarily to: the higher cost of consumables at most operations; reduced production due to operating problems at the Porcupine Joint Venture and weather-related and operating delays at Maricunga; increased maintenance costs at the Porcupine Joint Venture and Musselwhite; increased price-based royalties at Round Mountain and Fort Knox; and the impact of strengthening currencies, most significantly the appreciation of the Canadian dollar and the Brazilian real against the U.S. dollar.

Net earnings for the third quarter were $39.4 million or $0.07 per share, compared with earnings of $50.3 million or $0.14 per share for the same period last year. Third-quarter 2007 net earnings included: a non-hedge derivative loss of $10.2 million, net of tax; foreign exchange losses on revaluation of foreign currency-based future tax liabilities of $12.6 million; and an additional $9.5 million for potential legal liabilities, which were largely offset by a gain of $30.7 million on the sale of shares of Anatolia Minerals Development. These items had no net impact on earnings per share.

General and administrative expenses were $16.2 million in the third quarter of 2007, compared to $13.6 million in the third quarter of 2006. The increase is primarily related to the appreciation of the Canadian dollar relative to the U.S. dollar, higher personnel costs, costs related to the Bema acquisition, additional travel and consulting fees and increases in technology costs.

Cash flow from operating activities for the third quarter of 2007 was $83.7 million, compared with $85.8 million for the third quarter of 2006. The cash position was $292.5 million at September 30, 2007 compared to $154.1 million at December 31, 2006 and total debt was $574.5 million at September 30, 2007 compared to $89.9 million at December 31, 2006.

KINROSS GOLD CORPORATION	2007 Third-Quarter Results Page 3

Operations review and update

Three months ended September 30, 2007
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2007	2006	2007	2006	2007	2006	2007	2006
Fort Knox	85,755	81,348	92,764	86,519	$31.4	$24.3	$338	$281
Round Mountain	73,270	85,975	72,794	87,377	24.9	25.2	342	288
Porcupine JV	35,460	42,869	35,579	40,494	18.7	14.0	526	346
Paracatu	45,646	43,649	46,742	45,047	17.1	16.8	366	373
La Coipa	29,428	28,233	44,157	23,209	12.1	9.2	274	396
Crixas	22,644	24,063	22,968	23,360	6.3	4.0	274	171
Musselwhite	18,625	18,031	20,418	17,936	10.0	8.3	490	463
Maricunga (a)	47,214	29,883	44,672	26,129	21.2	8.6	475	329
Kettle River	—	3,141	—	935	—	—	—	—
Julietta (b)	17,504	—	22,801	—	12.7	—	557	—
Other operations (c)	—	8,363	—	8,821	—	5.5	—	624
Corporate and other (d)	—	—	—	—	—	(0.3)	—	—
Total	375,546	365,555	402,895	359,827	$154.4	$115.6	$383	$321

Nine months ended September 30, 2007
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2007	2006	2007	2006	2007	2006	2007	2006
Fort Knox	262,399	260,462	261,985	264,435	$86.1	$75.3	$329	$285
Round Mountain	239,903	259,535	237,583	267,999	72.8	76.2	306	284
Porcupine JV	110,782	112,714	110,590	115,946	51.2	44.0	463	379
Paracatu	127,561	131,014	129,152	134,794	47.2	46.5	365	345
La Coipa	147,943	99,379	150,024	96,641	36.9	31.3	246	324
Crixas	70,268	72,608	74,655	73,077	18.7	13.7	250	187
Musselwhite	53,856	51,830	53,923	53,597	26.1	23.3	484	435
Maricunga (a)	145,484	88,808	144,787	85,002	62.3	29.5	430	347
Kettle River	—	3,978	—	3,978	—	0.8	—	201
Julietta (b)	46,527	—	56,912	—	29.7	—	522	—
Other operations (c)	—	33,973	—	35,947	—	21.2	—	590
Corporate and other	—	—	—	3,736	—	0.7	—	187
Total	1,204,723	1,114,301	1,219,611	1,135,152	$431.0	$362.5	$353	$319

(a) Production from the Maricunga mine (formerly known as Refugio) is 100% for March 2007 and beyond. Prior to that Kinross owned 50% of the operation.
(b) Production from the Julietta mine is for March 2007 and beyond.
(c) Other operations include ounces produced and sold from Kubaka, Lupin and New Britannia.

At the Paracatu mine in Brazil, gold equivalent production increased by 5% in the third quarter of 2007 compared with the third quarter of 2006. The increase year-over-year is primarily due to increased mill throughput and offset by lower-grade ore and a lower recovery rate. Revenue increased 13% to $31.5 million in the third quarter of 2007 from $28.0 million in the third quarter of 2006 due to an increase in ounces sold and higher gold prices. Cost of sales increased 2% in the third quarter of 2007 over the same quarter of 2006 as a result of increased production, which was offset by lower unit costs. Unit costs were lower due to processing softer ore and robust cost controls. This was partially offset by the appreciation of the Brazilian real against the U.S. dollar and increased consumable costs.

Gold production at Round Mountain in Nevada, U.S.A., declined 15% in the third quarter of 2007 relative to the third quarter of 2006 due to a lower grade of ore processed at the mill and on the leach pads. The number of tonnes processed remained constant year-over-year. Revenue decreased 8% to $50.2 million in the third quarter of 2007 from $54.7 million in the same period in 2006 as a result of fewer ounces sold, partially offset by a higher gold

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price. Cost of sales decreased 1% in the third-quarter 2007 compared to the same period in 2006 as the result of fewer ounces sold, offset by higher production costs per tonne.

At the Fort Knox mine in Alaska, U.S.A., gold production increased 5% in the third quarter of 2007 as compared with the third quarter of 2006 due to a higher grade offset by lower plant throughput. Revenue increased 19% to $64.1 million from $54.0 million year-over-year due to higher realized gold prices and higher sales of gold equivalent ounces. Cost of sales increased 29% year-over-year mainly due to increases in revenue-based royalties and higher consumable costs, in particular, for fuel, power and steel.

The Company is currently working on advancing two projects at Fort Knox, the Phase 7 pit expansion and the heap leach project. Full implementation of the Phase 7 pit expansion will require the completion of land transactions involving state and federal agencies pursuant to an arrangement entered into in the second quarter of 2007. Kinross has received substantially all of the permits required for both projects. It is possible for such permits to be appealed by third parties.

At the La Coipa joint venture in Chile, gold equivalent production increased 4% during the third quarter of 2007 compared with the same period last year, primarily due to higher grade gold and silver ore being milled, which was partially offset by the expected 35% reduction in the number of tonnes processed due to the high clay content of the Puren ore. Revenue increased 108% to $30.1 million in the third quarter of 2007 from $14.5 million in the third quarter of 2006 due to higher realized gold and silver prices and a 90% increase in gold equivalent ounces sold. Cost of sales increased 32% in the third quarter of 2007 versus the comparable period in 2006, primarily due to outsourced contractor costs related to stabilization of the Coipa Norte pit from a slide which occurred in 2005.

The Maricunga mine in Chile is now 100% owned by Kinross following the completion of the Bema acquisition. As such, third-quarter results for the Maricunga mine reflect Kinross’ 100% ownership in 2007 and 50% ownership in 2006. Overall mine throughput was down due to unusually severe weather conditions, which resulted in 4.5 days of lost operating time, and a repair on a conveyor which resulted in an additional 3 days of lost operating time. Revenue of $31.5 million for the third-quarter 2007 was 94% higher than the third quarter of 2006, reflecting the increased ownership in 2007 and a higher realized gold price.

At the Porcupine Joint Venture in Ontario, Canada, gold equivalent production declined by 17% during the third quarter of 2007 as compared with the third quarter of 2006, due to lower mill throughput and lower ore grades. Revenue declined 4% to $24.0 million in the third quarter of 2007 from $25.0 million in the third quarter of 2006 due to lower production, offset by a higher realized gold price. Cost of sales increased 34% in the third quarter due to the strengthening of the Canadian dollar against the U.S. dollar, increased maintenance costs, and the higher cost of consumables.

Gold production at the Musselwhite joint venture in Ontario, Canada increased by 3% in the third quarter of 2007 versus the third quarter of 2006 due to improved mill throughput, partially offset by a lower grade. Revenue increased by 26% from the comparable period last year to $14.1 million, due to an increase in ounces sold and a higher realized gold price. Cost of sales increased by 20% largely due to increased underground mining costs resulting from infrastructure maintenance, high mobile equipment and operating costs, and the appreciation of the Canadian dollar relative to the U.S. dollar.

At the Crixás joint venture mine in Brazil, gold production declined slightly in the third quarter of 2007 compared to the same period in 2006, reflecting a decrease in the grade and a decrease in the recovery rate, partially offset by an increase in tonnes processed. Revenue increased 11% from the comparable period last year to $15.7 million, as higher gold prices offset a reduction in ounces sold. Cost of sales increased 58% as a result of the

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strengthening of the Brazilian real against the U.S. dollar, increased contract drilling costs, workforce profit sharing, higher power and fuel costs, and increased professional services costs.

The Julietta mine, in the Magadan region of Russia, was acquired as part of the Bema acquisition. Therefore, third-quarter 2006 results are not available for comparison. Gold equivalent production for the third-quarter 2007 was 17,504 ounces and 22,801 gold equivalent ounces were sold.

Project updates

The forward-looking information contained in this section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 14 of this release.

Paracatu expansion

The Paracatu expansion project is on schedule for start-up in mid-2008. Physical construction is approximately 57% complete, with capital committed or spent to date approximately 83% of budget. Steelwork for the crusher and grinding buildings is well advanced with steelwork beginning in the flotation area. All major equipment has been received at site or is on schedule for delivery. Preliminary environmental approval for construction of the 230 kV power line has been received, with final approval expected in the fourth quarter.

Due to the impact of the appreciation of the Brazilian real, actual costs through September 30 have exceeded budget by approximately $16 million. At current exchange rates, costs are expected to increase further by approximately $24 million through project completion. This estimate is net of currency hedges covering approximately 69% of remaining forecast real denominated project costs at an average exchange rate of 2.14 BRL/USD. Kinross reduced its exposure to the Brazilian real during the third quarter of 2007 by entering into additional currency hedges.

Kupol project

Kupol remains on track to begin operations in mid-2008. Progress continues on target with physical construction approximately 78% complete. Capital committed or spent to date is approximately 85% of budget. All major equipment has been installed, piping and electrical work is in progress, and leach tank installation is well advanced. Both underground and open pit development are progressing well, and some 230,000 tonnes of ore have been stockpiled.

The Company continues to advance the long-term lease process with the Russian authorities. During October, a representative of the Chukotka Territorial office was appointed by Rosimushestvo, the federal land management agency responsible for administering federal lands on behalf of the Russian Federation, and the office was registered with the Chukotka state authorities. Senior management has been working closely with the Chukotka Territorial office on the terms and conditions of the long-term lease. Once all terms are finalised and approved by Rosimushestvo and its Chukotka Territorial Office, the reclassified Kupol project lands are expected to be registered in the appropriate state register. The long-term lease is expected to be executed concurrently with the completion of the registration process. After execution, the long-term lease becomes effective when it is registered with the local office of the Federal Registration Service.

Kettle River – Buckhorn project

The Buckhorn project is on schedule for start-up in the second half of 2008. Physical construction at the Buckhorn site is approximately 59% complete and 58% of capital has been committed or spent. Work is well advanced on upgrading the Kettle River processing

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facilities, and construction of the assay lab has been completed. The upper and lower portals and Gold Bowl portal have been completed. Approximately 98% of the site earthworks have been completed and overhead power line construction is complete to the start of the new access road. Construction of buildings and support facilities are in progress. Haul road construction is nearly complete on private and state lands, which account for one quarter of the road.

Kinross recently received its 401 Water Quality Certification, NPDES Permit, and approval of its Plan of Operations and now has all permits and authorizations necessary to complete development and initiate commercial mining operations at Buckhorn. In September of 2007, the Federal District Court for the Eastern District of Washington denied a project opponent’s request for an injunction. Project opponents have appealed some of the project’s permits and authorizations and may bring additional appeals. Although it would be premature to predict the outcome, the Company believes that the appeals of permits and authorizations are defensible and will vigorously oppose them. As stated in the Company’s second-quarter earnings release, it is still expected that the project will come into production in the second half of 2008.

2007 Outlook

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 14 of this release.

The Company expects 2007 annual production will be 1.6 million gold equivalent ounces versus the previously announced forecast of 1.65 million ounces, at a cost of sales per ounce of $355-365 versus the previously announced full-year forecast of $330-340.

Looking beyond 2007, the previously announced production forecast was 2.1 and 2.2 million gold equivalent ounces for 2008 and 2.6 to 2.7 million gold equivalent ounces for 2009. The Company will adjust its production forecast for 2008 and 2009 following completion of the asset swap agreement with Goldcorp. As previously stated, this transaction is expected to result in a reduction in gold equivalent production of approximately 100,000 to 120,000 ounces annually.

In accordance with previously stated forecasts, capital expenditures in 2007 are expected to be approximately $660 million, general and administrative expense is expected to be approximately $60 million, exploration and business development is expected to be $55 million and reclamation spending is expected to be approximately $29 million.

It is expected that the Company’s existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs budgeted for 2007.

Exploration and business development

Asset swap agreement with Goldcorp

On September 25, Kinross announced that it had entered into an asset swap agreement with Goldcorp Inc. Under the terms of the agreement, Kinross will sell to Goldcorp its approximately 31.9% interest in the Musselwhite Joint Venture, located in northwestern Ontario, and its 49% interest in the Porcupine Joint Venture, located in Timmins, Ontario. Goldcorp is currently the operator of both mines.

In exchange for these assets, Kinross will acquire Goldcorp’s 50% ownership position in Compania Minera Mantos de Oro (MDO), thereby giving Kinross a 100% interest in MDO,

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which owns and operates the La Coipa mine in northern Chile. In addition, Kinross will receive from Goldcorp a cash payment of US$200 million.

The transaction, which is expected to close in mid-December, will substantially increase the Company’s ownership and operating control of its core mines, while strengthening its strategic position in Chile. Going forward, the transaction is expected to result in a reduction in gold equivalent production of approximately 100,000 to 120,000 ounces annually, balanced by lower cash operating costs, higher margins and increased free cash flow.

Ixhuatan Project Option Agreement

Kinross and a wholly-owned subsidiary of Linear Gold signed a definitive option agreement whereby Kinross has the option to earn up to a 70% interest in the 95,000-hectare Ixhuatan Project located in Chiapas, Mexico, by conducting a two-year, $15 million exploration program and making various payments.

Kinross has become operator of the project and is continuing with a program of core drilling at Cerro La Mina. Drilling at the Cacate and Caracol prospects will advance with an RC drill anticipated to arrive on the project during the first quarter of 2008. Regional exploration activities will be accelerated with geochemical and geophysics programs focused on advancing other targets to a drill-ready stage.

Agreement with Polymetal on sale of Omolon

A wholly-owned subsidiary of Kinross has entered into a Memorandum of Understanding with OAO Polymetal under which Polymetal has agreed to purchase all of Kinross’ shares in OAO Omolon Gold Mining Company for a purchase price of US $15 million plus a variable royalty on future production from the Kubaka gold mine properties, subject to certain terms and conditions. OAO Omolon’s assets include the Kubaka gold mine and related mining licences, located in the Magadan Region in the Far East of the Russian Federation.

Exploration update

Exploration and business development expense for third-quarter 2007 was $11.9 million, compared with $10.2 million for the third-quarter 2006.

Kinross was active on more than 25 exploration projects in the third quarter of 2007. Forecast exploration and corporate development expenditures for the year are $48 million, with approximately 43% of expenditures on greenfields activities and the balance on minesite-related activities. Going forward, Kinross’ proportion of greenfields exploration activity will increase in line with the Company’s strategic growth plans. Total forecast exploration and business development expenditures for 2007 include an additional $7 million for technical services.

During the quarter, the management of Kinross’ exploration activities were restructured and combined with Corporate Development. Hugh Agro was appointed Senior VP, Strategic Development, with overall responsibility for both corporate development and exploration.

Exploration highlights for the quarter were as follows:

•	Fort Knox: Definition drilling continued on the proposed Phase 7 pit expansion, with 3,720 metres drilled at the western margin of the deposit.

•	Round Mountain: After completing a program of 12,700 metres of underground drilling and sampling, the joint venture has agreed that the results are insufficient to

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warrant future development as a stand-alone underground mine. The focus for the site is now on potential future extraction from an expanded open pit. Exploration efforts have been redirected to other targets within the Round Mountain property.

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La Coipa: Five diamond core holes were drilled in the deep gold-copper sulfide zone at Ladera Farellon to obtain samples for metallurgical test-work. Core drilling (5,500 metres) was completed at Breccia Norte to evaluate the potential of additional oxide resources adjacent to the pit.

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Buckhorn: A 7,500-metre drill program within and proximate to the Buckhorn mine area was initiated in the third quarter. This is the first regional exploration activity since the discovery of the Buckhorn deposit in 1988. The identified drill targets are skarns and structural replacement zones with similar geologic characteristics to the existing Buckhorn deposits.

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Kupol: A modest level of reserve definition and exploration drilling continued at Kupol with 2,500 metres drilled during the third quarter of 2007. The focus of this activity is on resource conversion within the 650 Zone. At Kinross’ 37.5%-owned Kupol East and West Projects, work by the operator, B2 Gold, this season has included geological mapping, geochemical sampling, trenching and approximately 5,500 meters of core drilling across a number of targets. Compilation and assays are pending.

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Cerro Casale: Kinross, as general manager of the project, has completed seven of twelve planned metallurgical drill holes at Cerro Casale. Drilling is expected to be completed in the fourth quarter and the project owners will be evaluating metallurgical test results in early 2008.

Financial Overview

Other income (expense) – net

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Interest income and other	$4.3	$1.8	$11.9	$5.1
Interest expense	(1.3)	(2.2)	(4.5)	(6.9)
Foreign exchange gains (losses)	(9.9)	0.9	(28.0)	(9.7)
Non-hedge derivative gains (losses)	(10.8)	—	32.8	—
Other income (expense) — net	$(17.7)	$0.5	$12.2	$(11.5)

Interest and other income

Due to higher cash balances, interest and other income increased to $4.3 million in the third quarter of 2007 from $1.8 million in the same period in 2006. The majority of the additional debt taken on through the acquisition of Bema in late February 2007 relates to capital projects and, thus, most related interest is capitalized. As a result, interest expense was lower by $0.9 million, to $1.3 million from $2.2 million, in the third quarter of 2007 as compared to the same period in 2006. Similarly, interest expense was lower on a year-to-date basis when comparing 2007 to 2006 due to debt financed capital projects. Interest expense of $20.3 million was capitalized in the first nine months of 2007 and $9.1 million in the third quarter of 2007 as compared to $2.3 million in the first nine months of 2006 and $1.3 million in the third quarter of 2006.

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Foreign exchange

The Company recorded a foreign exchange loss of $9.9 million on net foreign currency denominated liabilities, primarily deferred tax liabilities, in the third quarter of 2007, compared with a gain of $.9 million for the comparable period in 2006. The loss on foreign exchange in the third quarter of 2007 was largely due to the impact of strengthening currencies, most significantly the appreciation of the Canadian dollar and the Brazilian real, on net monetary liabilities at the Company’s non-U.S. operations.

Income and mining taxes

In the third quarter of 2007, the Company recorded an income and mining tax expense of $12.8 million on earnings before tax of $55.6 million, compared to $11.0 million on earnings before tax of $61.3 million during the third quarter of 2006. In the first nine months of 2007, the Company recorded an income and mining tax expense of $49.1 million on earnings before tax of $215.4 million, compared to $19.7 million on earnings before tax of $144.8 million for the first nine months of 2006.

Liquidity and capital resources

The following table summarizes Kinross’ cash flow activity for the three and nine months ended September 30, 2006 and 2007:

  Cash flow summary

	Three months ended September 30		Nine months ended September 30
(in US$ millions)	2007	2006	2007	2006
Cash flow:
Provided from operating activities	$83.7	$85.8	$268.4	$200.8
Used in investing activities	(144.1)	(24.5)	(352.2)	(99.1)
Provided from financing acitvities	108.1	(75.5)	219.9	(66.5)
Effect of exchange rate changes on cash	3.1	—	5.0	2.0
Increase (decrease) in cash and cash equivalents	50.8	(14.2)	141.1	37.2
Cash and cash equivalents:
Beginning of period	244.4	149.0	154.1	97.6
End of period (prior to assets held for sale)	$295.2	$134.8	$295.2	$134.8
Assets held for sale	(2.7)	—	(2.7)	—
End of period	$292.5	$134.8	$292.5	$134.8

KINROSS GOLD CORPORATION	2007 Third-Quarter Results Page 10

Operating Activities

Cash flow provided by operating activities was $83.7 million in the third quarter of 2007, compared with $85.8 million in the comparable quarter of 2006.

Investing Activities

Net cash used in investing activities during the quarter was $144.1 million, versus $24.5 million in the comparable period in 2006.

The following table provides a breakdown of capital expenditures:

  Capital expenditures

(In US$ millions)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Fort Knox	$4.6	$15.0	$20.9	$36.5
Round Mountain	8.7	10.3	30.6	18.7
Porcupine Joint Venture	—	4.0	—	14.4
Paracatu	57.0	20.5	139.5	38.1
La Coipa	1.4	1.2	2.9	7.1
Crixas	3.3	2.1	8.6	6.1
Musselwhite	—	1.0	—	3.3
Maricunga	2.1	0.3	5.4	3.3
Kettle River	11.6	6.7	31.2	8.6
Julietta	0.8	—	2.1	—
Kupol	82.8	—	145.4	—
Other operations	0.7	—	1.2	—
Assets held for sale	11.3	—	25.5	—
Corporate and other	0.9	—	2.9	1.5
Total	$185.2	$61.1	$416.2	$137.6

Capital expenditures

Capital expenditures in the third quarter included costs related to the Paracatu expansion project, the Kupol project, the Kettle River–Buckhorn development project, and pit development at Fort Knox and Round Mountain.

Financing Activities

Net cash flow received from financing activities in the first nine months of 2007 was $219.9 million. $41.7 million was received on the exercise of options, primarily related to the former Bema employees; net debt increased by $208.8 million; $25.0 million was used to settle derivative instruments acquired in the Bema acquisition; and $5.6 million was used to pay a dividend on the convertible preferred shares of a subsidiary company.

In the third quarter of 2007, $9.3 million was received on the exercise of options, primarily related to the former Bema employees; $113.9 million was received on issuance of net debt; $9.5 million was used to settle derivative instruments acquired in the Bema acquisition; and $5.6 million was used to pay a dividend on the convertible preferred shares of a subsidiary company.

KINROSS GOLD CORPORATION	2007 Third-Quarter Results Page 11

Forward Sales Contracts

Under the terms of the Kupol project loan facilities arranged by Bema prior to the acquisition, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine’s future operating and debt service costs. Also acquired as part of the acquisition of Bema in February 2007 were gold and silver forward and option contracts intended to protect against a decline in future metal prices at Maricunga and Julietta. After accounting for the 25% of the Kupol project owned by a partner, Kinross has an economic interest in gold forward sales contracts and call options equivalent to approximately 2% of total gold reserves. Kinross had a net loss on non-hedge gold and silver derivative contracts of $10.8 million for the three months ended September 30, 2007, and a net gain on non-hedge gold and silver derivative contracts of $32.8 million for the nine months ended September 30, 2007.

Balance sheet

Cash during the first nine months of 2007 increased by $138.4 million to $292.5 million, with cash flow from operating activities contributing $268.4 million and cash from financing activities contributing $219.9 million. This was reduced by investing activities that used $352.2 million in cash. The Company’s net working capital increased $166.9 million to $252.2 million in the first nine months of 2007.

	As at:
(in US$ millions)	September 30, 2007	December 31, 2006
Cash and cash equivalents	$292.5	$154.1
Current assets	$540.1	$293.0
Total assets	$6,238.8	$2,053.5
Current liabilities	$287.9	$207.7
Total debt, including current portion (a)	$574.5	$89.9
Total liabilities (b)	$1,675.7	$585.5
Shareholders’ equity	$4,563.1	$1,468.0

Statistics
Working capital	$252.2	$85.3
Working capital ratio (c)	1.88:1	1.41:1

(a) Includes long-term debt.
(b) Includes preferred shares and non-controlling interest.
(c) Current assets divided by current liabilities.

Conference call details

Kinross will host a conference call to discuss the third-quarter 2007 results on Wednesday, November 7, 2007 at 5:30 p.m. Eastern Time. Details to access the call are as follows:

To access the call, please dial:

Toronto and internationally – 416-915-5761
Toll free in North America – 1-800-591-7539

Replay (available November 7 – 24):

Toronto and internationally – 416-640-1917	Passcode – 21250535#
Toll free in North America – 1-877-289-8525	Passcode – 21250535#

KINROSS GOLD CORPORATION	2007 Third-Quarter Results Page 12

You may also access the conference call on a listen-only basis through via webcast at our website www.kinross.com.

The conference call and webcast will be archived on our website at www.kinross.com.

About Kinross Gold Corporation

Kinross, a Canadian-based gold mining company, is the third-largest primary gold producer in North America by reserves. With mines in Canada, the United States, Brazil, Russia and Chile, Kinross employs more than 4,500 people.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact:

Steve Mitchell

Director, Corporate Communications

(416) 365-2726

steve.mitchell@kinross.com

Investor Relations Contact:

Erwyn Naidoo
Director, Investor Relations
(416) 365-2744
erwyn.naidoo@kinross.com

KINROSS GOLD CORPORATION	2007 Third-Quarter Results Page 13

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our management’s discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4) permitting and development of the Phase 7 pit expansion and the heap leach project at Fort Knox proceeding on a basis consistent with Kinross’ current expectations; (5) that a long-term lease replacing the short term lease for the Kupol gold and silver project lands, and construction permits required from time to time, will be obtained from the Russian authorities on a basis consistent with our current expectations; (6) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (9) production forecasts meet expectations; (10) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the Bema acquisition; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, those made in the “Risk Analysis” section of our Management’s Discussion and Analysis, and those made in the “Risk Factors” section of our most recent Annual Information Form and other filings with the securities regulators of Canada and the U.S . These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Key sensitivities

Approximately 55%-60% of our costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $13 impact in cost of sales per ounce.

A $10 change in the price of oil could result in an approximate $4 impact on cost of sales per ounce.

KINROSS GOLD CORPORATION	2007 Third-Quarter Results Page 14

Consolidated balance sheets

(expressed in millions of United States dollars, except per share and share amounts)

	As at
	September 30, 2007 (unaudited)	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$292.5	$154.1
Restricted cash	1.4	1.3
Accounts receivable and other assets	73.1	38.1
Inventories	131.1	99.5
Unrealized fair value of derivative assets	25.4	—
Current assets held for sale	16.6	—
	540.1	293.0
Property, plant and equipment	3,207.5	1,331.0
Goodwill	1,961.8	293.4
Long-term investments	100.6	25.8
Unrealized fair value of derivative assets	3.3	—
Future income and mining taxes	36.9	29.4
Deferred charges and other long-term assets	169.4	80.9
Long-term assets held for sale	219.2	—
	$6,238.8	$2,053.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$224.1	$161.0
Current portion of long-term debt	14.3	17.9
Current portion of reclamation and remediation obligations	15.4	28.8
Current portion of unrealized fair value of derivative liabilities	16.6	—
Current liabilities held for sale	17.5	—
	287.9	207.7
Long-term debt	560.2	72.0
Reclamation and remediation obligations	114.0	139.6
Unrealized fair value of derivative liabilities	202.8	—
Future income and mining taxes	443.3	143.8
Other long-term liabilities	13.7	7.5
Long-term liabilities held for sale	27.3	—
	1,649.2	570.6
Non-controlling interest	16.6	—
Convertible preferred shares of subsidiary company	9.9	14.9
Common shareholders’ equity
Common share capital and common share purchase warrants	4,943.4	2,001.7
Contributed surplus	69.3	54.6
Accumulated deficit	(426.2)	(587.1)
Accumulated other comprehensive income	(23.4)	(1.2)
	4,563.1	1,468.0
Commitments and contingencies
	$6,238.8	$2,053.5
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	593,199,110	362,704,112

KINROSS GOLD CORPORATION	2007 Third-Quarter Results Page 15

Consolidated statements of operations

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Revenue
Metal sales	$275.8	$223.6	$811.6	$674.2

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	154.4	115.6	431.0	362.5
Accretion and reclamation expense	3.1	25.8	9.1	31.7
Depreciation, depletion and amortization	33.5	25.0	100.2	81.2
	84.8	57.2	271.3	198.8
Other operating costs	12.2	8.5	24.1	15.8
Exploration and business development	11.9	10.2	32.1	27.1
General and administrative	16.2	13.6	47.4	38.4
Gain on disposal of assets and investments—net	(28.8)	(35.9)	(35.5)	(38.8)
Operating earnings	73.3	60.8	203.2	156.3

Other income (expense)—net	(17.7)	0.5	12.2	(11.5)
Earnings before taxes and other items	55.6	61.3	215.4	144.8

Income and mining taxes expense—net	(12.8)	(11.0)	(49.1)	(19.7)
Equity in losses of associated companies	(3.6)	—	(5.4)	—
Non-controlling interest	0.4	0.2	0.6	0.3
Dividends on convertible preferred shares of subsidiary	(0.2)	(0.2)	(0.6)	(0.6)
Net earnings	$39.4	$50.3	$160.9	$124.8

Earnings per share
Basic	$0.07	$0.14	$0.30	$0.36
Diluted	$0.07	$0.14	$0.29	$0.36
Weighted average number of common shares outstanding (millions)
Basic	592.3	352.6	542.0	348.6
Diluted	603.2	353.9	552.8	349.6

KINROSS GOLD CORPORATION	2007 Third-Quarter Results Page 16

Consolidated statements of cash flows

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$39.4	$50.3	$160.9	$124.8
Adjustments to reconcile net earnings to net cash provided from operating activities
Depreciation, depletion and amortization	33.5	25.0	100.2	81.2
Accretion and reclamation expenses	3.1	25.8	9.1	31.7
Gain on disposal of assets and investments—net	(28.8)	(35.9)	(35.5)	(38.8)
Equity in losses of associated companies	3.6	—	5.4	—
Unrealized non-hedge derivative gains—net	12.4	—	(31.2)	—
Future income and mining taxes	5.1	0.8	23.8	(1.1)
Non-controlling interest	(0.4)	(0.2)	(0.6)	(0.3)
Stock-based compensation expense	4.3	3.3	11.4	7.9
Unrealized foreign exchange losses and other	(2.9)	(1.7)	9.1	(0.7)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(5.2)	1.6	(12.3)	(6.5)
Inventories	1.0	7.2	6.6	8.9
Accounts payable and other liabilities	18.6	9.6	21.5	(6.3)
Cash flow provided from operating activities	83.7	85.8	268.4	200.8
Investing:
Additions to property, plant and equipment	(185.2)	(61.1)	(416.2)	(137.6)
Business acquisitions, net of cash acquired	-	(0.6)	2.3	(0.6)
Proceeds from the sale of long-term investments and other assets	40.7	28.6	57.4	29.0
Proceeds from the sale of property, plant and equipment	0.6	8.6	0.9	10.1
Decrease in restricted cash	-	—	4.9	—
Other	(0.2)	—	(1.5)	—
Cash flow used in investing activities	(144.1)	(24.5)	(352.2)	(99.1)
Financing:
Issuance of common shares on exercise of options and warrants	9.3	2.1	41.7	7.1
Proceeds from issuance of debt	115.5	9.7	228.5	23.7
Debt issuance costs	-	(2.5)	-	(2.5)
Repayment of debt	(1.6)	(84.8)	(19.7)	(94.8)
Dividends paid	(5.6)	—	(5.6)	—
Settlement of derivative instruments acquired in Bema acquisition	(9.5)	—	(25.0)	—
Cash flow provided from financing activities	108.1	(75.5)	219.9	(66.5)
Effect of exchange rate changes on cash	3.1	—	5.0	2.0
Increase in cash and cash equivalents	50.8	(14.2)	141.1	37.2
Cash and cash equivalents, beginning of period	244.4	149.0	154.1	97.6
Cash and cash equivalents, end of period before assets held for sale	295.2	134.8	295.2	134.8
Assets held for sale	(2.7)	—	(2.7)	—
Cash and cash equivalents, end of period	$292.5	$134.8	$292.5	$134.8

KINROSS GOLD CORPORATION	2007 Third-Quarter Results Page 17

2007 YTD Operating Summary
Region	Mine	Period	Ownership	Ore processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	DD&A
			(%)	(’000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
North America
	Fort Knox	Q3	100	3,106	0.90	87%	85,755	92,764	$31.4	$338	$4.6	$8.0
		Q2		3,323	1.01	87%	93,930	96,456	$30.9	$320	$7.8	$9.4
		Q1		2,981	0.98	88%	82,714	72,765	$23.8	$327	$8.5	$8.0
	Round Mountain	Q3	50	8,582	0.50	nm	73,270	72,794	$24.9	$342	$8.7	$1.6
		Q2		8,950	0.50	nm	82,353	81,069	$23.7	$292	$12.4	$1.6
		Q1		9,557	0.51	nm	84,280	83,720	$24.2	$289	$9.5	$1.7
	Porcupine Joint Venture (Asset held for sale)	Q3	49	951	2.44	95%	35,460	35,579	$18.7	$526	$7.4	$3.0
		Q2		959	2.73	96%	39,522	41,483	$18.4	$444	$4.9	$3.0
		Q1		963	2.49	93%	35,800	33,528	$14.1	$421	$5.1	$2.3
	Musselwhite (Asset held for sale)	Q3	32	335	5.31	95%	18,625	20,418	$10.0	$490	$3.9	$2.6
		Q2		341	5.47	95%	18,201	16,945	$8.3	$490	$1.9	$2.6
		Q1		333	5.19	96%	17,030	16,560	$7.8	$471	$2.3	$2.5
South America
	Paracatu	Q3	100	5,119	0.40	74%	45,646	46,742	$17.1	$366	$57.0	$3.4
		Q2		4,550	0.38	74%	41,183	38,426	$14.1	$367	$62.4	$3.2
		Q1		4,633	0.35	77%	40,732	43,984	$16.0	$364	$20.1	$3.1
	La Coipa (3)	Q3	50	829	1.13	80%	29,428	44,157	$12.1	$274	$1.4	$3.5
		Q2		805	1.35	71%	62,220	57,841	$15.1	$261	$0.9	$6.1
		Q1		783	0.79	60%	56,295	48,026	$9.7	$202	$0.6	$5.0
	Crixás	Q3	50	210	7.11	95%	22,644	22,968	$6.3	$274	$3.3	$2.7
		Q2		206	7.60	95%	23,884	24,184	$6.2	$256	$3.4	$2.9
		Q1		202	7.69	95%	23,740	27,503	$6.2	$225	$1.9	$3.0
	Maricunga (4)	Q3	100	3,342	0.73	nm	47,214	44,672	$21.2	$475	$2.1	$3.3
		Q2		2,841	0.70	nm	57,230	62,120	$25.7	$414	$1.1	$3.7
		Q1	50/100	4,002	0.76	nm	41,040	37,995	$15.4	$405	$2.2	$2.0
Asia
	Julietta (5)	Q3	90	43	12.30	93%	17,504	22,801	$12.7	$557	$0.8	$4.9
		Q2		43	14.45	93%	21,260	20,025	$10.1	$504	$1.0	$3.8
		Q1		14	13.76	92%	7,763	14,086	$6.9	$490	$0.3	$2.3

(1)	Ore processed is to 100%, production and costs are to Kinross’ account

(2)	Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.

(3)	La Coipa silver grade and recovery were as follows: Q1 281.7 g/t 73.7%, Q2 236.9 g/t 70.7%, Q3 119.9 g/t 67.1%

(4)	Kinross acquired the remaining 50% interest in the Maricunga mine on February 27, 2007. Results for Q1 are 50% for January and February and 100% for March.

(5)	Kinross acquired its interest in the Julietta mine on February 27, 2007. Results in Q1 are for March only.

KINROSS GOLD CORPORATION	2007 First Quarter Results Page 18